March 31, 2015

Mr. James Rosenberg, Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Neogen Corporation
Form 10-K: For the Fiscal Year Ended May 31, 2014
Filed July 30, 2014
File Number 000-17988

Via EDGAR

Dear Mr. Rosenberg:

This letter is provided by Neogen Corporation, a Michigan corporation, in response to the Staff’s comment letter dated March 24, 2015 with respect to the above-referenced filing. While we are making progress with our responses to your questions, we request an extension until April 21, 2015 to complete the responses. We trust that this request is acceptable.

If there are questions or concerns with this request please contact me directly.

Very truly yours,

/s/ Steven J. Quinlan

Steven J. Quinlan

Vice President & CFO

620 Lesher Place, Lansing MI 48912

517/372-9200    •    800/234-5333    •    fax: 517/372-0108

neogen-info@neogen.com    •    www.neogen.com